

RMS

18006638

~~SEC~~
~~Mail Processing~~
~~Section~~

MAR 0 7 2018

~~Washington DC~~

Washington, D.C. 20549   ̶M̶I̶S̶S̶I̶O̶N̶

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-69225

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

	OFFICIAL USE
ONLY	
	FIRM ID. NO.

NAME OF BROKER-DEALER:

303 ALTERNATIVES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West Superior Street Suite 101
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Urbanowski   **(312) 605-8011**
                                                                     (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **James Urbanowski**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **303 Alternatives, LLC** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James Urbanowski
_____
Signature

_____
Chief Financial Officer
Title

Subscribed and sworn to before me this

28ᵗʰ day of February , 2018

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
303 Alternatives, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 303 Alternatives, LLC (the "Company") as of December 31, 2017, the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of 303 Alternatives, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 303 Alternatives, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 303 Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as 303 Alternatives, LLC's auditor since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules contained in Schedules 1 and 2 (the " supplemental information") has been subjected to audit procedures performed in conjunction with the audit of 303 Alternatives, LLC's financial statement. The supplemental information is the responsibility of 303 Alternatives, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2018

303 ALTERNATIVES, LLC

Notes to Financial Statement

December 31, 2017

---

1. Organization and Business

303 Alternatives, LLC (the "Company"), a Delaware limited liability company, was formed on October 23, 2012 and commenced operations as broker-dealer on May 9, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business in engaging as a placement agent for private market transactions to "accredited investors", "qualified clients" and/or "qualified purchasers", as defined in Regulation D under the Securities Act of 1933, and the proprietary trading of corporate fixed income securities. The Company is wholly owned by MARS Asset Management, LLC.

2. Summary of Significant Accounting Policies

Financial Instruments Valuation
In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

303 ALTERNATIVES, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	55,299
Deposits with clearing broker-dealer		600,000
Corporate bonds, at fair value		2,881,100
Fees receivables		24,586
Other assets		20,847
	$	3,581,832

Liabilities and Member's Equity

Liabilities:		
Payable to broker-dealer	$	2,977,399
Accounts payable and accrued expenses		19,291
		2,996,690
Member's equity		585,142
	$	3,581,832

See accompanying notes.

2. **Summary of Significant Accounting Policies, continued**

The Company values its investments based on the following principles and method of valuation:

- Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads of credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

At December 31, 2017, the Company held a total of $2,881,100 in corporate bonds, which all are Level 1. The Company held no Level 2 or Level 3 investments.

Revenue Recognition
Proprietary securities transactions are recorded on the trade date basis. Fees and related expenses are recorded on the accrual basis.

Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements, as the sole member is responsible for reporting income or loss based on their pro rata share of the profits or losses of the Company.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2017.

Use of Estimates
The preparation of financial statement in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

3. **Clearing Agreements**

The Company has entered into brokerage agreements with its clearing brokers to provide execution and clearing services for the Company in accordance with orders placed by the Company's traders.

303 ALTERNATIVES, LLC

Notes to Financial Statement, Continued

December 31, 2017

---

4. Credit Concentration

At December 31, 2017, a significant credit concentration consisted of approximately $518,000, representing the fair value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

5. Related Party Transaction

The Company entered into an expense sharing agreement with Three Zero Three Capital Partners, LLC on September 24, 2014. For the year ended December 31, 2017, the Company had $48,600 in salaries and overhead expenses.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $324,506 and $100,000, respectively.

7. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2018, the date the financial statement were issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

303 ALTERNATIVES, LLC

SCHEDULE 1

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2017

Computation of net capital

Total member's equity			$ 585,142
Deductions and /or charges:			
Nonallowable assets:			
Fees receivables	$	24,586	
Other assets		20,847	(45,433)
Net capital before haircuts on securities positions			539,709
Haircuts on securities:			
Other	$	215,203	(215,203)
Net capital			$ 324,506

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)	100,000
Net capital in excess of net capital requirement	$ 224,506

Computation of aggregate indebtedness

Aggregate indebtedness	$	19,291
Ratio of aggregate indebtedness to net capital	%	5.94

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2017.

See accompanying notes.

303 ALTERNATIVES, LLC   SCHEDULE 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

303 ALTERNATIVES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2017

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.



RYAN & JURASKA LLP

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
303 Alternatives, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) 303 Alternatives, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska

Chicago, Illinois
February 28, 2018

303 ALTERNATIVES, LLC

The Exemption Report

December 31, 2017

The Company has elected an exemption under SEC Rule 15c3-3(K)(2)(i) for the year ended December 31, 2017. The Company was in compliance with the exemptive provision throughout the year ended December 31, 2017 without exception.

James Urbanowski
Chief Financial Officer

303 ALTERNATIVES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017
AVAILABLE FOR PUBLIC INSPECTION